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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CIDCO INCORPORATED
(Name of Subject Company (Issuer))

EARTHLINK ACQUISITION SUB, INC.
A WHOLLY-OWNED SUBSIDIARY OF EARTHLINK, INC.

and

EARTHLINK, INC.
(OFFERORS)
(Names of Filing Persons (Identifying Status as Offeror, Issuer Or Other Person))

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

171768104
(CUSIP Number of Class of Securities)

Samuel R. DeSimone, Jr.
EarthLink, Inc.
1375 Peachtree Street, 7 North
Atlanta, GA 30309
(404) 815-0770
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

W. Tinley Anderson III, Esq.
Hunton & Williams
600 Peachtree Street, N.E., Suite 4100
Atlanta, GA 30308-2216
Telephone (404) 888-4000

CALCULATION OF FILING FEE

Transaction Valuation: *	Amount of Filing Fee:

$5,051,914.92	$1,010.39

*
For purposes of calculating the filing fee only. This amount is based on a per share offering price of $0.36 for 14,033,097 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated October 17, 2001, by and among Cidco Incorporated (the "Company"), EarthLink Acquisition Sub, Inc. (the "Offeror") and EarthLink, Inc. (the "Parent"), the Company represented to the Offeror and Parent that, as of such date, it had 14,033,097 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror and Parent.
/
/ Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
/
/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
third-party offer subject to Rule 14d-1
/
/  issuer tender offer subject to Rule 13e-4.
/
/  going-private transactions subject to Rule 13e-3.
/
/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

SCHEDULE TO

    This Tender Offer Statement on Tender Offer Schedule TO (this "Schedule TO") is filed by EarthLink Acquisition Sub, Inc., a Delaware corporation ("Offeror") and a wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Cidco Incorporated, a Delaware corporation (the "Company") at a purchase price of $0.36 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated October 17, 2001, among Offeror, Parent and the Company is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

    The information set forth in the Offer to Purchase under "Summary Term Sheet", is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

    (a) The name of the Company is Cidco Incorporated, a Delaware corporation. The address of the Company's principal executive offices is 220 Cochrane Circle, Morgan Hill, CA 95037. Its telephone number is (408) 779-1162.

    (b) The class of equity securities to which this Schedule TO relates is Common Stock, $.01 par value per share of the Company. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

    (c) The information set forth in the Offer to Purchase under Section 6, "Price Range of Shares; Dividends on Shares" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

    (a), (b) and (c)(1, 2, 5) The information set forth in the Offer to Purchase under "Introduction," Section 9, "Certain Information Concerning Offeror and Parent," and Annex I is incorporated herein by reference.

    (c) (3) To the best knowledge of Offeror and Parent, no person listed in Annex I of the Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    (c) (4) To the best knowledge of Offeror and Parent, no person listed in Annex I of the Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION

    (a)(1)(i-viii, xii) and (a)(2)(i-iv, vii)  The information set forth in the Offer to Purchase under "Introduction," Section 2, "Acceptance for Payment and Payment for Shares," Section 3, "Procedures for Tendering Shares," Section 4, "Withdrawal Rights," Section 5, "Certain Federal Income Tax Considerations," Section 12, "Purpose of the Offer; The Merger; Plans for the Company," Section 13, "The Transactions Documents," Section 15, "Certain Conditions to Offeror's Obligations," and Section 16, "Certain Regulatory and Legal Matters," is incorporated herein by reference.

    (a)(1)(ix)  Not applicable.

    (a)(1)(x)  Not applicable.

    (a)(1)(xi)  Not applicable.

    (a)(2)(v)  Not applicable.

    (a)(2)(vi)  Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    (a)(1, 2)  No transactions, other than those described in paragraph (b) below, have occurred during the last two years between the filing persons and the Company or any of its affiliates that are not natural persons, or any executive officer director or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of transactions with that person exceeds $60,000.

    (b) The information set forth in the Offer to Purchase under "Introduction," Section 11, "Background of Offer," Section 12, "Purpose of the Offer; The Merger; Plans for the Company" and Section 13, "The Transactions Documents," is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) The information set forth in the Offer to Purchase under "Introduction", Section 11, "Background of Offer" and Section 12, "Purpose of the Offer; The Merger; Plans for the Company" is incorporated herein by reference.

    (c) The information set forth in the Offer to Purchase under "Introduction", Section 11, "Background of Offer," Section 12, "Purpose of the Offer; The Merger; Plans for the Company," Section 13, "The Transaction Documents," Section 14, "Dividends and Distributions," and Section 7 "Effect of Offer on Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations," is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a), (b), (d)  The information set forth in the Offer to Purchase under Section 10, "Source and Amount of Funds," is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a), (b)  The information set forth in the Offer to Purchase under "Introduction", Section 9, "Certain Information Concerning Offeror and Parent", Section 11, "Background of Offer", Section 12, "Purpose of the Offer; The Merger; Plans for the Company" and Section 13, "The Transaction Documents," is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    (a) The information set forth in the Offer to Purchase under "Introduction" and Section 17, "Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

    (a), (b)  The Purchaser and Parent do not believe that any of the financial statements of either of them or of any of their affiliates are material to a decision by shareholders of the Company whether to sell, tender or hold Shares because the consideration offered consists solely of cash, the offer is not subject to any financing condition, Parent is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR, and the offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION

    (a)(1-4)  The information set forth in the Offer to Purchase under "Introduction", Section 12, "Purpose of the Offer; The Merger; Plans for the Company", Section 13, "The Transaction Documents," Section 7, "Effect of Offer on Market for Shares, Nasdaq Listing; SEC Registration," and Section 16, "Certain Regulatory and Legal Matters," is incorporated herein by reference.

    (a)(5)  Not applicable.

    (b)  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS

    99(a)(1)(A)  Offer to Purchase, dated October 31, 2001.

    99(a)(1)(B)  Letter of Transmittal.

    99(a)(1)(C)  Notice of Guaranteed Delivery.

    99(a)(1)(D)  Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    99(a)(1)(E)  Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    99(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    99(a)(1)(G)  Press release issued by Parent on October 17, 2001 (incorporated herein by reference to EarthLink, Inc.'s Schedule TO-C dated October 18, 2001).

    99(a)(1)(H)  Press release issued by the Company on October 17, 2001 (incorporated herein by reference to Cidco Incorporated's Schedule 14D-9C dated October 18, 2001).

    99(a)(1)(I)  Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cidco Incorporated on October 31, 2001).

    99(a)(1)(J)  Summary Advertisement.

    99(b)  Not applicable.

    99(d)(1)  Agreement and Plan of Merger dated October 17, 2001, by and among EarthLink, Inc., EarthLink Acquisition Sub, Inc. and Cidco Incorporated (incorporated herein by reference to Exhibit 2 of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).

    99(d)(2)  First Amendment to Agreement and Plan of Merger dated October 29, 2001, by and among EarthLink, Inc., EarthLink Acquisition Sub, Inc. and Cidco Incorporated.

    99(d)(3)  Stock Option Agreement, dated October 17, 2001 by and among the Company and Offeror's Parent (incorporated herein by reference to Exhibit 3(c) of EarthLink Inc.'s Schedule 13D dated October 29, 2001.)

    99(d)(4)  Form of Agreement to Vote and Tender (Individual), dated October 17, 2001 by and between EarthLink, Inc. and certain of Cidco Incorporated's stockholders (incorporated herein by reference to Exhibit 3(a) of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).

    99(d)(5)  Form of Agreement to Vote and Tender (Entity), dated October 17, 2001 by and between EarthLink, Inc. and certain of Cidco Incorporated's stockholders (incorporated herein by reference to Exhibit 3(b) of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).

    99(d)(6)  Advance Agreement, dated October 17, 2001 by and between EarthLink, Inc. and Cidco Incorporated.

    99(d)(7)  Mutual Non-Disclosure and Non-Solicitation Agreement, dated September 6, 2001 by and between Cidco Incorporated and EarthLink, Inc.

    99(d)(8)  Joint Filing Agreement, dated October 29, 2001, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and certain stockholders of Cidco Incorporated (incorporated herein by reference to Exhibit 99.1 of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).

    99(g)  Not applicable.

    99(h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EARTHLINK, INC.
/s/ SAMUEL R. DESIMONE, JR. (Signature)
Samuel R. DeSimone, Jr., Executive Vice President, General Counsel, Secretary (Name and Title)
October 31, 2001 (Date)
EARTHLINK ACQUISITION SUB, INC.
/s/ SAMUEL R. DESIMONE, JR. (Signature)
Samuel R. DeSimone, Jr., Secretary (Name and Title)
October 31, 2001 (Date)

[Schedule TO]

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)	Offer to Purchase, dated October 31, 2001.
99(a)(1)(B)	Letter of Transmittal.
99(a)(1)(C)	Notice of Guaranteed Delivery.
99(a)(1)(D)	Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
99(a)(1)(E)	Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
99(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(1)(G)	Press release issued by Parent on October 17, 2001 (incorporated herein by reference to EarthLink, Inc.'s Schedule TO-C dated October 18, 2001).
99(a)(1)(H)	Press release issued by the Company on October 17, 2001 (incorporated herein by reference to Cidco Incorporated's Schedule 14D-9C dated October 18, 2001).
99(a)(1)(I)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cidco Incorporated on October 31, 2001).
99(a)(1)(J)	Summary Advertisement.
99(b)	Not applicable.
99(d)(1)	Agreement and Plan of Merger dated October 17, 2001, by and among EarthLink, Inc., EarthLink Acquisition Sub, Inc. and Cidco Incorporated (incorporated herein by reference to Exhibit 2 of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).
99(d)(2)	First Amendment to Agreement and Plan of Merger dated October 29, 2001, by and among EarthLink, Inc., EarthLink Acquisition Sub, Inc. and Cidco Incorporated.
99(d)(3)	Stock Option Agreement, dated October 17, 2001 by and among the Company and Offeror's Parent (incorporated herein by reference to Exhibit 3(c) of EarthLink Inc.'s Schedule 13D dated October 29, 2001.)
99(d)(4)	Form of Agreement to Vote and Tender (Individual), dated October 17, 2001 by and between EarthLink, Inc. and certain of Cidco Incorporated's stockholders (incorporated herein by reference to Exhibit 3(a) of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).
99(d)(5)	Form of Agreement to Vote and Tender (Entity), dated October 17, 2001 by and between EarthLink, Inc. and certain of Cidco Incorporated's stockholders (incorporated herein by reference to Exhibit 3(b) of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).
99(d)(6)	Advance Agreement, dated October 17, 2001 by and between EarthLink, Inc. and Cidco Incorporated.
99(d)(7)	Mutual Non-Disclosure and Non-Solicitation Agreement, dated September 6, 2001 by and between Cidco Incorporated and EarthLink, Inc.
99(d)(8)	Joint Filing Agreement, dated October 29, 2001, by and among EarthLink Acquisition Sub, Inc., EarthLink, Inc. and certain stockholders of Cidco Incorporated (incorporated herein by reference to Exhibit 99.1 of EarthLink, Inc.'s Schedule 13D dated October 29, 2001).
99(g)	Not applicable.
99(h)	Not applicable.

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SCHEDULE TO
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E
SIGNATURE
EXHIBIT INDEX